Exhibit 3.3

CERTIFICATE OF FORMATION

OF

MET-PRO TECHNOLOGIES LLC

(FORMERLY KNOWN AS MUSTANG ACQUISITION II LLC)

1. The name of the limited liability company is “Met-Pro Technologies LLC” (the “Company”) (formerly known as “Mustang Acquisition II LLC”).

2. The address of the Company’s registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the Company’s registered agent at such address is: The Corporation Trust Company.

3. The term of the Company shall be perpetual.

4.  (a) Every person who is or was a manager, director or officer of the Company shall be indemnified by the Company to the fullest extent allowed by applicable law against all liabilities and expenses imposed upon or incurred by that person in connection with any proceeding in which that person may be made, or threatened to be made, a party, or in which that person may become involved by reason of that person being or having been a manager, director or officer of or serving or having served in any capacity with any other enterprise at the request of the Company, whether or not that person is a manager, director or officer or continues to serve the other enterprise at the time the liabilities or expenses are imposed or incurred.

(b) To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through provisions of the Company’s limited liability company operating agreement, agreements with such agents or other persons, votes of members or disinterested managers or otherwise, in excess of the indemnification and advancement otherwise permitted by applicable law, subject only to limits created by applicable law (statutory or non-statutory) with respect to actions for breach of duty to the Company, its members and others.

(c) Neither any amendment nor repeal of this Paragraph 4, nor the adoption of any provision of this Certificate of Formation inconsistent with this Paragraph 4, shall eliminate or reduce the effect of this Paragraph 4 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Paragraph 4, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.